TRACON Pharmaceuticals, Inc.

4350 La Jolla Village Drive, Suite 800

San Diego, California 92122

October 4, 2019

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:      TRACON Pharmaceuticals, Inc.

            Registration Statement on Form S-3, as amended

            Filed March 1, 2019

            File No. 333-229990

                      Acceleration Request

                      Requested Date:       October 8, 2019

                      Requested Time:      4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement (the “Registration Statement”) on Form S-3, as amended, to become effective at 4:00 p.m. Eastern Time on October 8, 2019 or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Sean Clayton of Cooley LLP, counsel to the Registrant, at (858) 550-6034.

Sincerely,

Tracon Pharmaceuticals, Inc.

By:      /s/ Charles P. Theuer, M.D., Ph.D.

            Charles P. Theuer, M.D., Ph.D.

            President and Chief Executive Officer

cc:       Sean Clayton, Esq.